REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

C O N T E N T S

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SEC FILE NUMBER
8-66748

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2018___ AND ENDING ___December 31, 2018___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REEF RESOURCES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D.NO.

140   LAKESIDE   AVENUE

SEATTLE   WA   98122

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF FEINGLAS   (206) 686-6661

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON   SULLIVAN   LLP

(Name – *if individual, state last, first, middle name*)

601	UNION	ST,		STE
2300	SEATTLE		WA	98101

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ JEFF FEINGLAS _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ REEF RESOURCES, LLC ___, as of _____ DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature



Financial & Operations
Principal
Title


Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.   (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.   (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.   (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.   (NOT APPLICABLE)

*   RESERVE REQUIREMENT IS NOT APPLICABLE

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) Exemption Report Requited by Rule 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Reef Resources, LLC
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reef Resources, LLC ("the Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS

Supplemental Information

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

Peterson Sullivan LLP

Seattle, Washington
February 8, 2019

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$ 13,194
Accounts Receivable	70,269
Prepaid expenses	7,764
Total Assets	$ 91,227

LIABILITIES

Accounts Payable	$1,568
Total Liabilities	$1,568

MEMBER'S EQUITY

Member's equity	$ 89,659
Total Liabilities and Equity	$ 91,227

See Notes to Financial Statements

REEF RESOURCES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2018

Revenue	
Fee income	$283,576
Expenses	
Regulatory fees	11,531
Taxes	7,371
Professional fees	6,900
License and permits	410
Office expense	161
Insurance	560
Miscellaneous expenses	142
Total Expenses	27,075
Net Income	**$256,501**

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance, December 31, 2017	$ 96,090
Net Income	256,501
Member Distributions	(262,932)
Balance, December 31, 2018	$89,659

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net Income	$256,501
Adjustments to reconcile net income to net cash flows from operating activities	
Change in Accounts Receivable	3,784
Change in prepaid expenses	(478)
Change in Accounts Payable	1,568
Net cash flows from operating activities	$261,375
Cash Flow from Financing Activity	
Member Distributions	(262,932)
Net decrease in cash	(1,557)
Cash, beginning of year	14,751
Cash, end of year	$13,194

NOTES TO FINANCIAL STATEMENTS

Note 1.   Organization and Significant Accounting Policies

Organization

Reef Resources, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.   The Company's offices are located in Seattle, Washington.   The Company locates investors for other companies and refers customers to other companies.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts during the reporting period.   Actual results could differ from the estimates that were used.

Accounting Updates Adopted

On January 1, 2018, we adopted *Revenue from Contracts with Customers* using the modified retrospective method, which resulted in no change to Revenue or Retained Earnings.   Prior periods were not restated. However, the Company believes that the same policy applied to any prior period would not have resulted in any change to the Revenue or Retained Earnings reported.

The Company enters into arrangements with investment fund managers to introduce potential investors to the manager.   To the extent the referred investor becomes an investor in the fund, the Company is entitled to receive fees from the manager based on the management and performance fees received by the manager for so long as the referred client maintains an investment in the manager's fund.   The Company recognizes income from these arrangements in the quarter with respect to which the management and performance fees are earned by the fund manager at which point it becomes probable that significant reversal of the revenue recognized will not occur.   The Company believes that its performance obligation under these arrangements is satisfied on the date the investor actually invests in the referred fund.   The Company has no further obligations to the manager or the investor once the investment in the fund is made by the referred investor.

Receivables from contracts with customers are recognized in Accounts Receivable in the balance sheets when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer.   Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from referral services. The Company provides an allowance for doubtful accounts based on an evaluation of customer past due account balances. When an account is deemed uncollectible, it is generally written off against the allowance. In determining whether to record an allowance for a specific customer, the Company considers a number of factors, including prior payment history and financial information for the customer. As of December 31, 2018, the Company has determined that no allowance for doubtful accounts is necessary.

The Company has no incremental costs to obtain or fulfill contracts.

All revenue and receivables were derived from one customer for the year ended December 31, 2018.

Cash

Cash includes cash in banks.   On occasion, the Company has deposits in excess of federally insured limits.

Income Taxes

As an LLC, the Company is not taxed at the reporting level.   Instead, its items of income, loss, deduction, and credit are passed through to its member owner.   The Company does not file federal tax returns at the Company level as it is owned by a single member.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 8, 2019.

Note 2.   Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses.   Due to limited activity in 2018, there were no charges to the Company under this agreement in 2018.

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which he will be reimbursed.   The Company did not owe the member owner any amounts under this arrangement at December 31, 2018.

Note 3.   Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2018.

Note 4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater.   At December 31, 2018, the required minimum net capital was $5,000.   The Company had computed net capital of $81,895 at December 31, 2018, which was in excess of the required net capital level by $76,895.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1.   At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.0191 to 1.

SUPPLEMENTARY INFORMATION

REEF RESOURCES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2018

COMPUTATION OF NET CAPITAL

Member's equity	$89,659
Deductions	
Prepaid expenses	(7,764)
Net capital	81,895
Minimum net capital	5,000
Excess net capital	$76,895

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$1,568

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$5,000
Percentage of aggregate indebtedness to net capital	1.91%
Ratio of aggregate indebtedness to net capital	0.0191 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

REEF RESOURCES, LLC

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED
FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2018

Net capital per the Company's unaudited Focus Report, Part IIA, and
   net capital per Schedule I $ 81,895

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Reef Resources, LLC
Seattle, Washington

We have reviewed management's statements, included in the accompanying Exemption Report – 2018, in which (1) Reef Resources, LLC ("the Company") (a limited liability company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) ("the exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception.   The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions.   A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

Seattle, Washington
February 8, 2019

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

An independent firm associated with
MOORE STEPHENS



REEF
Resources, LLC
Member FINRA, SIPC

Reef Resources LLC's
Exemption Report – 2018

Reef Resources LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provision of 17 C.F.R. Section 240.15c3-3(k)(2)(i).

(2) The Company met the exemption provision in 17 C.F.R. Section 240.15c3-3(k)(2)(i) during the period of January 1, 2018 through December 31, 2018 without exception.

The Company believes this is the most applicable exemption to claim as we hold no customer accounts or securities and are considered to be a private placement broker-dealer. Since its inception as a FINRA member, the Company has functioned solely as a capital introduction broker-dealer solely to private investment funds and as a brokerage referral broker-dealer.

Reef Resources LLC

I, Jeffrey K. Feinglas, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: Jeffrey K. Feinglas, Chief Compliance Officer

2/9/19

Date